SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In relation to the article published on April 16, 2014 by the online agengy Agência Estado entitled "Government uses Eletrobras to reduce the deficit of CDE in 2014" and further to the Market Announcements made, which reported the participation of Eletrobras in the financial restructuring of Celg Distribuição S.A. ("Celg D"), by means of which Eletrobras will to acquire control of Celg D by purchasing 51% of the common shares of Celg D, Eletrobras makes the following announcement to its shareholders and the market in general:

The acquisition by Eletrobras up to 51% of the common shares in the capital of CELG D was initiated on December 2011 when the Eletrobras entered into a memorandum of understanding with the State of Goiás and with Celgpar and CELG D, as intervening parties. Under this memorandum of understanding, the parties agreed to establish a working group to develop studies and all the necessary documents for Eletrobras to purchase the CELG D shares.

The memorandum of understanding aimed to verify the legal, economic, regulatory and technical feasibility of a future partnership to promote: (i) technical, economic and financial recovery of CELG D; (ii) the adoption of an appropriate management model, the gradual search of the most suitable technical and financial standards, as well as the transfer of know-how in the management of companies in the Brazilian electric sector; (iii) the implementation of improvement in the capital structure of CELG D, through the restructuring of its debt and the reduction of its capital cost, through a cost restructuring program and (iv) the transfer of management and shareholder control of CELG D to Eletrobras.

On December 21, 2011, the state of Goiás published State Law 17.495/2011 thereby authorizing it to divest of CELG D.  On December 27, 2011, the State of Goiás entered into a loan agreement with Caixa Economica Federal, guaranteed by the Federal Government and with Eletrobras, Celgpar and CELG D as intervening parties.

The necessary federal legislative authorization was granted through Provisional Measure 559 of March 5, 2012, which authorized Eletrobras to acquire the share control of CELG D. The mentioned Provisional Measure was converted into Law 12.688/2012.

The acquisition of the share control of CELG D by Eletrobras was structured by means of a  "Management Agreement", entered into by the State of Goiás, Eletrobras, Celgpar and CELG D, with CELG GT intereving, on April 24, 2012, without, however, the acquisition of the CELG D shares.

MARKET ANNOUNCEMENT

Eletrobras and Celgpar and have been working towards the completion of the conditions precedent for this operation and intend to enter into a share purchase agreement for the acquisition of the shares of CELG G, which will be signed once the proceedures provided for in Article 253 of Brazilian Corporate Law are completed, as well as the completion of a capital increase to be made by the Celgpar in the CELG D in order to make CELG stockholders' equity positive. Such capitalization shall be made with funds obtained by the State of Goiás with Caixa Economica Federal in the amount of R$ 1.9 billion, with the "Delimited Plan for Use of Fund"  which intends to settle CELG G’s outstanding debts in relation to certain sector charges such as CCC, CDE and RGR. It is important to highlight that this allocation of resources was planned from the beginning of the operation, due to CELG G’s default in relation to these sector charges.

The transaction is subject to completion of an independent due diligence exercise that will determine the valuation of CELG D. This exercise is subject to a schedule established by the parties. It is expected that the share purchase agreement will be signed by June of this year, further to the capital increase of R$ 1.9 billlion, which will serve the purposes highlighted above.

Rio de Janeiro, April 17, 2014.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.